UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation

A Date of Report: As of March 5, 2021

(Date of earliest event reported)

HIGHTIMES HOLDING CORP.

(Exact name of issuer as specified in its charter)

Delaware	81-4706993
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2110 Narcissus Ct.

Venice, California 90291

(Full mailing address of principal executive offices)

(844) 933-3287

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Class A voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 9. Other Events.

On March 5, 2021, Hightimes Holding Corp., a Delaware corporation (“Hightimes”), and its newly formed subsidiary DHS Acquisition Corp. (“DHS”) entered into a conditional share purchase agreement (the “Share Purchase Agreement”) to acquire 100% of the capital stock of Desert’s Finest, a California corporation (“Desert’s Finest”), from its shareholders. Desert’s Finest owns and operates a cannabis dispensary in Desert Hot Springs, California. Under the terms of the Share Purchase Agreement, Hightimes agreed to pay the selling shareholders the sum of $6,200,000 of which (i) $25,000 was paid on signing the Share Purchase Agreement, (ii) $825,000 is payable in cash at closing and (iii) the balance of $5,350,000 will be evidenced by $5,350,000 in 8% convertible notes (the “Notes”), which Notes will be issuable to the selling shareholders at closing and will be due 30 months from the closing date. Interest under the Notes will be payable monthly commencing six months after the closing.

Upon issuance, the Notes will be convertible at the option of the holder into Hightimes Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and will also be subject to mandatory conversion into Class A Common Stock under the following conditions: (i) 25% of the outstanding balance of the Notes are subject to mandatory conversion upon the latest to occur of the following conditions, provided that all conditions must be satisfied at the time of conversion: (a) Class A Common Stock trading in excess of $500,000 of daily trading volume for 15 consecutive trading days, (b) 60 days after completion of the Hightimes Regulation A+ public offering and commencement of trading on the OTCQX Market or other “Qualified Securities Market” (as defined in the Share Purchase Agreement), and (c) September 4, 2021 (the “Initial Mandatory Conversion Date”); and (ii) Following the Initial Mandatory Conversion Date, additional 25% tranches of the outstanding balance of the Notes will be subject to mandatory conversion, every 45 days (each a “Subsequent Mandatory Conversion Date”), provided that the Class A Common Stock trades in excess of $500,000 of daily trading volume for 15 consecutive days immediately prior to each such Subsequent Mandatory Conversion Date. The Notes will be secured by a pledge to the selling shareholders of the shares of common stock of Desert’s Finest.

Closing of the acquisition is subject to certain regulatory approvals of the California Bureau of Cannabis Control and the City of Hot Springs consenting to the change of ownership of Desert’s Finest as well as the final approval of ExWorks Capital Fund I, L.P., our senior secured lender.

A copy of the Share Purchase Agreement is attached hereto as Exhibit 6.1 and is incorporated herein by reference. A copy of the press release announcing the closing of transaction is attached as Exhibit 15.1 hereto.

The information contained herein, including Exhibit 15.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference into any of our Securities and Exchange Commission filings, except as shall be expressly set forth by specific reference in such a filing. The furnishing of the information in this Current Report on Form 1-U and Exhibit 15.1 constitutes material investor information that is not otherwise publicly available.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hightimes Holding Corp.
a Delaware corporation

by:	/s/ Adam E. Levin
Name:	Adam E. Levin
Its:	Executive Chairman of the
Date:	March 8, 2021

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Exhibits to Form 1-U

Index to Exhibits

Exhibit No.	Description

6.1	Share Purchase Agreement, dated March 5, 2021, by and between Hightimes Holding Corp., DHS Acquisition Corp., Desert’s Finest and the Shareholders of Desert’s Finest.

15.1	Press Release dated March 8, 2021.

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